Public

[redacted]

13025373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 AND ENDING 06/30/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Growth Capital, LLC d/b/a AGC Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street, 22nd Floor
(No. and Street)

Boston MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Stumpf 617-261-4117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street Boston MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 16 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/19

OATH OR AFFIRMATION

I, M. Benjamin Howe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Growth Capital, LLC d/b/a AGC Partners, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO, Co-founder
Title

[signature]
Notary Public

ADAM K DWORKIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
December 5, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

America's Growth Capital, LLC

(d/b/a AGC Partners)

Financial Statement

Year Ended June 30, 2013

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Member and Management of America's Growth Capital, LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company"), a Delaware Limited Liability Company and a Wholly-owned subsidiary of America's Growth Capital Holdings, LLC, as of June 30, 2013, and the related notes (the financial statement), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of America's Growth Capital, LLC as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
August 8, 2013

America's Growth Capital, LLC
(d/b/a AGC Partners)

Statement of Financial Condition

June 30, 2013

Assets	
Cash and cash equivalents	$ 1,268,290
Certificates of deposit (restricted portion $267,317)	313,341
Securities owned, at fair value	3,012,730
Non-marketable investments, at fair value	1,263,597
Accrued interest receivable	27,837
Investment banking fees receivable	92,174
Other receivables	36,000
Due from related parties, non-interest bearing	1,026,660
Prepaid expenses and other current assets	198,825
Deposits	110,281
Property and equipment, net	795,769
Total assets	$ 8,145,504
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 30,457
Accrued compensation	1,149,203
Deferred rent and lease incentive	1,040,903
Deferred revenue	402,713
Other liabilities	214,476
Total liabilities	2,837,752
Member's equity	5,307,752
Total liabilities and member's equity	$ 8,145,504

See independent auditors' report and accompanying notes to financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company') was incorporated January 8, 2003 under the laws of the State of Delaware (d/b/a AGC Partners) and is a limited liability company. America's Growth Capital Holdings, LLC (the "Member" or "Parent") is the Company's sole member. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages principally in investment banking services for its clients around the globe.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking Fees Receivable

Investment banking fees receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at June 30, 2013.

Deferred Revenue

In the ordinary course of business, the Company invoices and collects upfront, non-refundable retainer fees in connection with certain of its service engagements. The retainer fees are deferred and recognized ratably over the estimated term of the engagement.

Income Taxes

The Company is a wholly-owned limited liability company. Accordingly, the Company does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its Parent. The Company's tax reporting year end corresponds to the calendar year end. The Company does not pay income taxes to its Parent nor does it have a tax sharing agreement with its Parent. Management does not have the intention of changing these facts. Thus, income taxes are not presented in its statement of financial condition.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. There are no uncertain tax positions that require accrual or disclosure at June 30, 2013. The Company records interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended June 30, 2013.

The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the tax years ended December 31, 2010 through 2012. The years open to examination by state taxing authorities vary by jurisdiction; no tax years prior to December 31, 2010 are open.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

	Life in Years
Hardware	2
Software	2
Furniture and fixtures	5 - 7

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease life. The remaining lives of fixed assets are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

Securities Owned Valuation

Investments in corporate debt and marketable equity securities which are traded on a national securities exchange are valued at fair value based on the last reported sales price on the last business day of the reporting period.

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value Hierarchy (concluded)

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

3. SECURITIES OWNED

Securities owned, at fair value, consist of the following at June 30, 2013:

Corporate bonds:	
Financial services	$ 1,114,002
Consumer goods	534,672
Technology	773,793
Pharmaceutical	293,667
Other	289,695
	3,005,829
Marketable equity securities:	
Common stock	6,901
	$ 3,012,730

4. NON-MARKETABLE INVESTMENTS

At June 30, 2013, investments of $1,263,597 consist of non-marketable warrants in one private company and stocks in three private companies. The warrants and stock were received as all or a portion of investment banking revenue. See Note 6.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2013:

Hardware	$ 318,197
Software	28,569
Furniture and fixtures	239,732
Leasehold improvements	934,796
	1,521,294
Less: accumulated depreciation and amortization	(725,525)
	$ 795,769

In connection with an office lease which commenced in January 2013, the Company received approximately $97,000 of lease incentives to be recognized over the lease term. The cash was recorded as deferred lease incentive on the statement of financial condition is being amortized through rent expense over the lease term.

6. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of June 30, 2013:

	Level 1	Level 2	Level 3	Total Fair Value
Assets:				
Marketable equity securities	$ 6,901	$ -	$ -	$ 6,901
Corporate bonds	-	3,005,829	-	3,005,829
Warrants	-	-	73,818	73,818
Private company stock	-	-	1,189,779	1,189,779
	$ 6,901	$ 3,005,829	$ 1,263,597	$ 4,276,327

Marketable equity securities are valued using the closing market price.

Corporate bonds are valued using market inputs including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and the reference date including market research publications, plus observations of equity and credit default swap curves related to the issuer as applicable.

FAIR VALUE MEASUREMENTS (continued)

The fair values of the warrants and private company stocks are calculated using a market approach. Generally, enterprise values of publicly-traded comparable companies with generally similar business characteristics and operating performance are used to calculate a median revenue multiple. This multiple is applied to the issuing companies' revenue to estimate enterprise value and adjusted for the Company's current net equity position. The resulting estimated enterprise value is used to estimate the value of shares held by the Company. In such instances that the Company receives a current offer to sell either their warrants or private company stock, the Company generally will use the offer price as a basis for revaluing these investments in place of the above mentioned method.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value	Valuation Technique	Unobservable Quantitative Input	Median Revenue Multiple
Non-marketable warrants	$ 73,818	Implied enterprise value	Median revenue multiple	2.8x
Private stock	1,003,253	Implied enterprise value	Median revenue multiple	2.4x
Private stock	180,300	Implied enterprise value	Median revenue multiple	2.0x
Private stock	6,226	Implied enterprise value	Median revenue multiple	6.7x

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of July 1, 2012	$ 1,388,773
Non-marketable securities received as investment banking revenue	100,000
Proceeds from the sale of non-marketable investments	(157,837)
Net realized and unrealized losses	(67,339)
Balance as of June 30, 2013	$ 1,263,597

The change in net unrealized gains or losses for Level 3 investments still held at June 30, 2013 totalled a loss of $109,663.

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

7. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to such risk include cash and cash equivalents, which may exceed insured limits. The Company has not experienced losses associated with any such concentrations, and the financial statements do not include any reserves for such risks.

8. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under operating lease and sublease agreements expiring through May 2018. Deferred rent represents the cumulative difference between the recognition of rent expense on a straight-line basis over the life of the lease and the cumulative rent payments made.

The Company also utilizes certain equipment under the terms of operating leases expiring through October of 2014.

Rent expense under the operating leases for the year ended June 30, 2013 was approximately $840,000.

COMMITMENTS AND CONTINGENCIES (concluded)

Future minimum lease payments required under operating lease agreements for the years ended June 30 are as follows:

2014	$ 824,321
2015	678,651
2016	656,507
2017	669,155
2018	613,392
Total minimum lease payments	$ 3,442,026

In the normal course of business, the Company may enter into underwriting commitments. There are no transactions relating to such underwriting commitments that were open at June 30, 2013.

The Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

Under the terms of one of the Company's office leases, the Company entered into an irrevocable standby letter of credit in the amount of $267,317 for use as a security deposit. The standby letter of credit is secured by the Company's certificate of deposit. The standby letter of credit may decrease to $106,927 in September 2014, if the Company satisfies the reduction conditions in the lease and will remain at that level until the lease expires on May 31, 2018.

9. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital. Net capital may fluctuate on a daily basis. At June 30, 2013, the Company had net capital of $1,319,000, which is $1,069,000 in excess of its required net capital of $250,000.

10. RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Parent. The Company has amounts due from Parent totaling $1,026,660 at June 30, 2013, which relate to profit distributions made to members of its Parent, tax payments made on behalf of members of its Parent and advances made on behalf of its Parent to America's Growth Capital Europe, LLP, a wholly-owned subsidiary of its Parent, related to start-up costs and working capital advances.

11. CONCENTRATIONS

Given the nature of the Company's business, a substantial portion of the Company's revenues may be received from a small number of customers. For the year ended June 30, 2013, revenue from a single customer accounted for 10%.

12. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") offered to substantially all of its employees. The Company made no contribution to the Plan for the year ended June 30, 2013.

WOLF
& COMPANY, P.C.

Independent Accountants' Report

To the Member and Management of
America's Growth Capital, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013 which were agreed to by America's Growth Capital, LLC (d/b/a AGC Partners), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating America's Growth Capital, LLC's compliance with the applicable instructions of the Form SIPC-7. America's Growth Capital, LLC's management is responsible for America's Growth Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No differences noted.

2. We compared the amounts reflected in the annual filing as required by Rule 17a-5 for the year ended June 30, 2013 with the amounts reported in Form SIPC-7.

   No differences noted.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

   No findings noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No overpayment has been applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

* * * * * *

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
August 8, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065839 FINRA JUN
AMERICAS GROWTH CAPITAL LLC
AGC PARTNERS
99 HIGH ST FL 22
BOSTON MA 02110-2307

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 58 598

B. Less payment made with SIPC-6 filed (exclude interest) (40 522)

1/29/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 18,076

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 18,076

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18,076

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M. Benjamin Howe
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of August, 2013

CEO Co-Founder - Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2012
and ending 6/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,434,582
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	146,373
Total additions	146,373
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	20,864
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	120,982
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	141,846
2d. SIPC Net Operating Revenues	$ 23,439,109
2e. General Assessment @ .0025	$ 58,598

(to page 1, line 2.A.)